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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10SB-12G

                   General Form For Registration of Securities
                            of Small Business Issuers
                      Pursuant to Sections 12(b) and (g) of
                       the Securities Exchange Act of 1934


                          BOOCHM SYSTEMS, INCORPORATED
        (Exact name of Small Business Issuer as specified in its charter)


            COLORADO                                   84-1523899
  (State or other jurisdiction           (I.R.S. Employer Identification Number)
of incorporation or organization)


                6521 W. Calhoun Place, Littleton, Colorado 80123
              (Address of Principal Executive Offices and Zip Code)


                                  303-794-8102
         (Small Business Issuer's telephone number, including area code)

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        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each Class                Name of each exchange on which
        to be so registered                each class is to be registered

              NONE                                     NONE

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        Securities to be registered pursuant to Section 12(g) of the Act:


                           COMMON STOCK, No Par Value

                                (Title of Class)

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                                TABLE OF CONTENTS

                                     PART I

Item 1. DESCRIPTION of BUSINESS ...........................................  4

        Background ........................................................  4
        Forward-Looking Statements ........................................  4
        Exchange Act Registration .........................................  4
        Proposed Business .................................................  4
           Pre-Combination Activities .....................................  5
           Combination Suitability Standards ..............................  6
           Form of Acquisition ............................................  7
           Post-Combination Activities ....................................  9
        Potential Benefits to Insiders ....................................  9
        Use of Consultants and Finders ....................................  9
        State Securities Law Considerations ............................... 10
        No Investment Company Regulation .................................. 10
        Competition ....................................................... 10
        Employees ......................................................... 11

Item 2. MANAGEMENT's DISCUSSION and ANALYSIS or PLAN of OPERATION ......... 11

        Results of Operations ............................................. 11
        Liquidity and Capital Resources ................................... 11
        Year 2000 Issues .................................................. 12

Item 3. DESCRIPTION of PROPERTY ........................................... 12

Item 4. SECURITY OWNERSHIP of CERTAIN
        BENEFICIAL OWNERS and MANAGEMENT .................................. 12

        Beneficial Ownership .............................................. 12
        Changes in Control ................................................ 13

Item 5. DIRECTORS, EXECUTIVE OFFICERS,
        PROMOTERS and CONTROL PERSONS ..................................... 13

        Biographical Information .......................................... 13
        Prior Experience with Blank Check Companies ....................... 14
        Potential Conflicts of Interest ................................... 15
        Indemnification of Directors and Officers ......................... 16
        Exclusion of Director Liability ................................... 16

Item 6. EXECUTIVE COMPENSATION ............................................ 16

        Cash and Other Compensation ....................................... 16
        Compensation Pursuant to Plans .................................... 16
        Employee Stock Compensation Plan .................................. 17
        Compensatory Stock Option Plan .................................... 17
        Employment Contracts .............................................. 17

Item 7. CERTAIN RELATIONSHIPS and RELATED TRANSACTIONS .................... 17

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Item 8. DESCRIPTION of SECURITIES ......................................... 18

        Common Stock ...................................................... 18
        Preferred Stock ................................................... 18
        Annual Reports .................................................... 19
        Transfer Agent .................................................... 19

                                     PART II

Item 1. MARKET PRICE of and DIVIDENDS on the REGISTRANT's COMMON
        EQUITY and OTHER SHAREHOLDER MATTERS .............................. 19

        Price Range of the Common Stock ................................... 19
        Dividends ......................................................... 19
        Public Market for the Common Shares ............................... 19
        Rule 144 Resales .................................................. 20

Item 2. LEGAL PROCEEDINGS ................................................. 20

Item 3. CHANGES in and DISAGREEMENTS with ACCOUNTANTS
        on ACCOUNTING and FINANCIAL DISCLOSURE ............................ 20

Item 4. RECENT SALES of UNREGISTERED SECURITIES ........................... 20

Item 5. INDEMNIFICATION of DIRECTORS and OFFICERS ......................... 20

                                    PART F/S

        FINANCIAL STATEMENTS .............................................. 21

                                    PART III

Item 1. LIST of EXHIBITS .................................................. 22

        SIGNATURE ......................................................... 22












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                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

BACKGROUND

     Boochm Systems, Incorporated was organized on May 1, 1996 under the name Grand Canyon Ventures Four, Incorporated. The name was changed to Boochm Systems, Incorporated on June 23, 1999.

     Boochm is in the development stage with no significant assets or liabilities and has been essentially inactive since its inception, except for organizational activities. Boochm owns no real estate and has no full time employees, and it will have no operations of its own unless and until it engages in one or more of the activities described below under this ITEM 1. Boochm is a "blank check" company which intends to enter into a business combination with one or more as yet unidentified privately held businesses.

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains certain forward-looking statements and information relating to Boochm that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to Boochm or its management, are intended to identify forward-looking statements. These statements reflect management's current view of Boochm concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities markets; a general lack of interest for any reason in going public by means of transactions involving public blank check companies; federal or state laws or regulations having an adverse effect on blank check companies, Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks," and other risks and uncertainties.

     Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated or expected. Readers should realize that Boochm is in the development stage, with only very limited assets, and that for Boochm to succeed requires that it either originate a successful business (for which it lacks the funds) or acquire a successful business. Boochm's realization of its business aims as stated herein will depend in the near future principally on the successful completion of its acquisition of a business, as discussed below.

EXCHANGE ACT REGISTRATION

     Boochm has voluntarily filed this registration statement on Form 10-SB with the Securities and Exchange Commission ("SEC" or "Commission") in order to register Boochm common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Upon effectiveness of this registration statement, Boochm will be required to file quarterly, annual and other reports and other information with the SEC as required by the Exchange Act. Management believes it is in the shareholders' best interests for Boochm to register under the Exchange Act, in order that Boochm's common stock can be quoted on the OTC Bulletin Board. Additionally, management believes that potential combination candidates will find Boochm more attractive as a public blank check company if it is subject to Exchange Act reporting requirements and files annual and quarterly financial statements with the SEC. If Boochm's duty to file reports under the Exchange Act is suspended, Boochm intends to nonetheless continue filing reports on a voluntary basis.

PROPOSED BUSINESS

     Boochm intends to enter into a business combination with one or more as yet unidentified privately held businesses. Management believes that Boochm will be attractive to privately held companies interested in becoming publicly traded by

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means of a business combination with Boochm, without offering their own securities to the public. Boochm intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement. Boochm will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Boochm has not entered into any agreement, arrangement or understanding of any kind with any person regarding a business combination. Boochm does not intend to enter into any business combination involving any business or venture with which its sole officer or director is affiliated.

     Depending upon the nature of the transaction, the current sole officer and director of Boochm probably will resign his directorship and officer positions with Boochm in connection with Boochm's consummation of a business combination. See "Form of Acquisition" below. Boochm's current management will not have any control over the conduct of Boochm's business following Boochm's completion of a business combination.

     It is anticipated that business opportunities will come to Boochm's attention from various sources, including its management, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. Boochm has no plans, understandings, agreements, or commitments with any individual or entity to act as a finder of or as a business consultant in regard to any business opportunities for Boochm. There are no plans to use advertisements, notices or any general solicitation in the search for combination candidates.

     PRE-COMBINATION ACTIVITIES. Boochm is a "blank check" company, defined as an inactive, publicly quoted company with nominal assets and liabilities. With these characteristics, management believes that Boochm will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with Boochm, without offering their own securities to the public. Boochm intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement.

     The term "business combination" (or "combination") means the result of (i) a statutory merger of a combination candidate into or its consolidation with Boochm or a wholly owned subsidiary of Boochm formed for the purpose of the merger or consolidation, (ii) the exchange of securities of Boochm for the assets or outstanding equity securities of a privately held business, or (iii) the sale of securities by Boochm for cash or other value to a business entity or individual, and similar transactions. A combination may be structured in one of the foregoing ways or in any other form which will result in the combined entity being a publicly held corporation. It is unlikely that any proposed combination will be submitted for the approval of Boochm's shareholders prior to consummation. Pending negotiation and consummation of a combination, Boochm anticipates that it will have no business activities or sources of revenues and will incur no significant expenses or liabilities other than expenses related to this Registration Statement, related to ongoing filings required by the Exchange Act, or related to the negotiation and consummation of a combination.

     The Company anticipates that the business opportunities presented to it will (1) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (2) be experiencing financial or operating difficulties; (3) be in need of funds to develop a new product or service or to expand into a new market; (4) be relying upon an untested product or marketing concept; or (5) have a combination of the foregoing characteristics. Given the above factors, it should be expected that any acquisition candidate may have a history of losses or low profitability.

     Boochm will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business, including service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communications, high technology, biotechnology or any other. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Management of Boochm will seek combination candidates in the United States and other countries, as available time permits, through existing associations and by word of mouth.

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     Boochm has not entered into any agreement or understanding of any kind with any person regarding a business combination. There is no assurance that Boochm will be successful in locating a suitable combination candidate or in concluding a business combination on terms acceptable to Boochm. Boochm's Board of Directors has not established a time limitation by which it must consummate a suitable combination; however, if Boochm is unable to consummate a suitable combination within a reasonable period, such period to be determined at the discretion of Boochm's Board of Directors, the Board of Directors will probably recommend its liquidation and dissolution. It is anticipated that Boochm will not be able to diversify, but will essentially be limited to one such venture because of Boochm's lack of capital. This lack of diversification will not permit Boochm to offset potential losses from one acquisition against profits from another, and should be considered an adverse factor affecting any decision to purchase Boochm's securities.

     Boochm's management has the authority and discretion to effect transactions having a potentially adverse impact upon Boochm's shareholders and to complete a combination without submitting any proposal to the stockholders for their prior approval. Boochm's shareholders should not anticipate that they will have any meaningful opportunity to consider or vote upon any candidate selected by Boochm management for acquisition. However, it is anticipated that Boochm's shareholders will, prior to completion of any combination, be given information about the candidate company's business, financial condition, management and other information required by ITEMs 6(a), (d), (e), 7 and 8 of Schedule 14A of Regulation 14A under the Exchange Act.

     COMBINATION SUITABILITY STANDARDS. The analysis of candidate companies will be undertaken by or under the supervision of Boochm's President, who is not a professional business analyst. See "MANAGEMENT" below.

     To a large extent, a decision to participate in a specific combination may be made upon management's analysis of the quality of the candidate company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the candidate will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to objectively quantify or analyze. In many instances, it is anticipated that the historical operations of a specific candidate may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. Boochm will be dependent upon the owners and management of a candidate to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because Boochm may participate in a business combination with a newly organized candidate or with a candidate which is entering a new phase of growth, it should be emphasized that Boochm will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for the candidate's products or services will likely not be established, and the candidate may not be profitable when acquired.

     Otherwise, Boochm anticipates that it may consider, among other things, the following factors:

     1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     2. Boochm's perception of how any particular candidate will be received by the investment community and by Boochm's stockholders;

     3. Whether, following the business combination, the financial condition of the candidate would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of Boochm to qualify for listing on an exchange or on NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of the federal "penny stock" rules adopted by the SEC.

     4. Capital requirements and anticipated availability of required funds, to be provided by Boochm or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

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     5.   The extent to which the candidate can be advanced;

     6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     8. The cost of participation by Boochm as compared to the perceived tangible and intangible values and potential; and

     9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a candidate. Potentially available candidates may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. It should be recognized that, because of Boochm's limited capital available for investigation and management's limited experience in business analysis, Boochm may not discover or adequately evaluate adverse facts about the opportunity to be acquired. Boochm cannot predict when it may participate in a business combination. It expects, however, that the analysis of specific proposals and the selection of a candidate may take several months or more.

     Management believes that various types of potential merger or acquisition candidates might find a business combination with Boochm to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with Boochm to be an attractive alternative.

     Prior to consummation of any combination (other than a mere sale by Boochm insiders of a controlling interest in Boochm's common stock) Boochm intends to require that the combination candidate provide Boochm the financial statements required by ITEM 310 of Regulation S-B, including at the least an audited balance sheet as of the most recent fiscal year end and statements of operations, cash flows and changes in stockholders' equity for the two most recent fiscal years, audited by certified public accountants acceptable to Boochm's management, and the necessary unaudited interim financial statements. Such financial statements must be adequate to satisfy Boochm's reporting obligations under Section 15(d) or 13 of the Exchange Act. If the required audited financial statements are not available at the time of closing, Boochm management must reasonably believe that the audit can be obtained in less than 60 days. This requirement to provide audited financial statements may significantly narrow the pool of potential combination candidates available, since most private companies are not already audited. Some private companies will either not be able to obtain an audit or will find the audit process too expensive. In addition, some private companies on closer examination may find the entire process of being a reporting company after a combination with Boochm too burdensome and expensive in light of the perceived potential benefits from a combination.

     FORM OF ACQUISITION. It is impossible to predict the manner in which Boochm may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of Boochm and the promoters of the opportunity and, upon the basis of that review and the relative

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negotiating strength of Boochm and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. Boochm may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of Boochm with other corporations or forms of business organization, and although it is likely, there is no assurance that Boochm would be the surviving entity. In addition, the present management and stockholders of Boochm most likely will not have control of a majority of the voting shares of Boochm following a reorganization transaction. As part of such a transaction, Boochm's existing directors may resign and new directors may be appointed without any vote or opportunity for approval by Boochm's shareholders.

     It is likely that Boochm will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of Boochm. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, Boochm's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of Boochm prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in Boochm by the current officers, directors and principal shareholders.

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, Boochm may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in Boochm's securities may have a depressive effect upon such market.

     Boochm will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, Boochm anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither Boochm nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of Boochm to pay until an indeterminate future time may make it impossible to procure goods and services.

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     POST-COMBINATION ACTIVITIES. Management anticipates that, following consummation of a combination, control of Boochm will change as a result of the issuance of additional Common Stock to the shareholders of the business acquired in the combination. Once ownership control has changed, it is likely that the new controlling shareholders will call a meeting for the purpose of replacing the incumbent directors of Boochm with candidates of their own, and that the new directors will then replace the incumbent officers with their own nominees. Rule 14f-1 under the Exchange Act requires that, if in connection with a business combination or sale of control of Boochm there should arise any arrangement or understanding for a change in a majority of Boochm's directors and the change in the board of directors is not approved in advance by Boochm's shareholders at a shareholder meeting, then none of the new directors may take office until at least ten (10) days after an information statement has been filed with the Securities and Exchange Commission and sent to Boochm's shareholders. The information statement furnished must as a practical matter include the information required by ITEMs 6(a), (d) and (e), 7 and 8 of Schedule 14A of Regulation 14A in a proxy statement.

     Following consummation of a combination, management anticipates that Boochm will file a current report on Form 8-K with the Commission which discloses among other things the date and manner of the combination, material terms of the definitive agreement, the assets and consideration involved, the identity of the person or persons from whom the assets or other property was acquired, changes in management and biographies of the new directors and executive officers, identity of principal shareholders following the combination, and contains the required financial statements. The Form 8-K report also will be required to include all information as to the business acquired called for by ITEM 101 of Regulation S-B.

POTENTIAL BENEFITS to INSIDERS

     In connection with a business combination, it is possible that shares of common stock constituting control of Boochm may be purchased from the current principal shareholders ("insiders") of Boochm by the acquiring entity or its affiliates. If stock is purchased from the insiders, the transaction is very likely to result in substantial gains to them relative to the price they originally paid for the stock. In Boochm's judgment, none of its officers and directors would as a result of such a sale become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. No bylaw or charter provision of Boochm prevents insiders from negotiating or consummating such a sale of their shares. The sale of a controlling interest by Boochm insiders could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares, and it is unlikely that Boochm shareholders generally will be given the opportunity to participate in any such sale of shares. Moreover, Boochm shareholders probably will not be afforded any opportunity to review or approve any such buyout of shares held by an officer, director or other affiliate, should such a buyout occur.

     Boochm may require that a company being acquired repay all advances made to Boochm by Boochm shareholders and management, at or prior to closing of a combination. Otherwise, there are no conditions that any combination or combination candidate must meet, such as buying stock from Boochm insiders or paying compensation to any Boochm officer, director or shareholder or their respective affiliates.


USE OF CONSULTANTS and FINDERS

     Although there are no current plans to do so, Boochm management might hire and pay an outside consultant to assist in the investigation and selection of candidates, and might pay a finder's fee to a person who introduces a candidate with which Boochm completes a combination. Since Boochm management has no current plans to use any outside consultants or finders to assist in the investigation and selection of candidates, no policies have been adopted regarding use of consultants or finders, the criteria to be used in selecting such consultants or finders, the services to be provided, the term of service, or the structure or amount of fees that may be paid to them. However, because of the limited resources of Boochm, it is likely that any such fee Boochm agrees to pay would be paid in stock and not in cash. Boochm has had no discussions, and has entered into no arrangements or understandings, with any consultant or finder. Boochm's officers and directors have not in the past used any particular consultant or finder on a regular basis and have no plan to either use any consultant or recommend that any particular consultant be engaged by Boochm on any basis.

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     It is possible that compensation in the form of common stock, options, warrants or other securities of Boochm, cash or any combination thereof, may be paid to outside consultants or finders. No securities of Boochm will be paid to officers, directors or promoters of Boochm nor any of their respective affiliates. Any payments of cash to a consultant or finder would be made by the business acquired or persons affiliated or associated with it, and not by Boochm. It is possible that the payment of such compensation may become a factor in any negotiations for Boochm's acquisition of a business opportunity. Any such negotiations and compensation may present conflicts of interest between the interests of persons seeking compensation and those of Boochm's shareholders, and there is no assurance that any such conflicts will be resolved in favor of Boochm's shareholders.

STATE SECURITIES LAWS CONSIDERATIONS

     Section 18 of the Securities Act of 1933, as amended in 1996, provides that no law, rule, regulation, order or administrative action of any state may require registration or qualification of securities or securities transactions that involve the sale of a "covered security." The term "covered security" is defined in Section 18 to include among other things transactions by "any person not an issuer, underwriter or dealer," (in other words, secondary transactions in securities already outstanding) that are exempted from registration by
Section 4(1) of the Securities Act of 1933, provided the issuer of the security is a "reporting company," meaning that it files reports with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act.

     Section 18 as amended preserves the authority of the states to require certain limited notice filings by issuers and to collect fees as to certain categories of covered securities, specifically including Section 4(1) secondary transactions in the securities of reporting companies. Section 18 expressly provides, however, that a state may not "directly or indirectly prohibit, limit, or impose conditions based on the merits of such offering or issuer, upon the offer or sale of any (covered) security." This provision prohibits states from requiring registration or qualification of securities of an Exchange Act reporting company which is current in its filings with the SEC.

     The states generally are free to enact legislation or adopt rules that prohibit secondary trading in the securities of "blank check" companies like Boochm. Section 18, however, of the Act preempts state law as to covered securities of reporting companies. Thus, while the states may require certain limited notice filings and payment of filing fees by Boochm as a precondition to secondary trading of its shares in those states, they cannot, so long as Boochm is a reporting issuer, prohibit, limit or condition trading in Boochm's securities based on the fact that Boochm is or ever was a blank check company. Boochm will comply with such state limited notice filings as may be necessary in regard to secondary trading. At this time, Boochm's stock is not actively traded in any market, and an active market in its common stock is not expected to arise, if ever, until after completion of a business combination.

NO INVESTMENT COMPANY ACT REGULATION

     Prior to completing a combination, Boochm will not engage in the business of investing or reinvesting in, or owning, holding or trading in securities, or otherwise engaging in activities which would cause it to be classified as an "investment company" under the 1940 Act. To avoid becoming an investment company, not more than 40% of the value of Boochm's assets (excluding government securities and cash and cash equivalents) may consist of "investment securities," which is defined to include all securities other than U.S. government securities and securities of majority-owned subsidiaries. Because Boochm will not own less than a majority of any assets or business acquired, it will not be regulated as an investment company. Boochm will not pursue any combination unless it will result in Boochm owning at least a majority interest in the business acquired.

COMPETITION

     Boochm will be in direct competition with many entities in its efforts to locate suitable business opportunities. Included in the competition will be business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management and management consultant firms and private individual investors. Most of these entities will possess greater financial resources and will be able to assume greater risks than those which Boochm, with its limited capital, could consider. Many of these competing entities will also possess significantly greater experience and contacts than Boochm's Management. Moreover, Boochm also will be competing with numerous other blank check companies for such opportunities.

EMPLOYEES

     The only employees of Boochm currently are its officers. It is not expected that Boochm will have additional employees except as a result of completing a combination.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Boochm's plan of operation over the next twelve months is set forth above under ITEM 1 (Description of Business). This plan of operation has been adopted in order to attempt to create value for Boochm's shareholders.

RESULTS of OPERATIONS

     Boochm has never had operations or revenues and is still in the development stage. Boochm anticipates no operations unless and until it completes a business combination as described above.

LIQUIDITY and CAPITAL RESOURCES

     As of the date of this Registration Statement, Boochm has no cash on hand and minimal debts. Boochm has no commitment for any capital expenditure and foresees none. However, Boochm will incur routine fees and expenses incident to its reporting duties as a public company, and it will incur fees and expenses in the event it makes or attempts to make an acquisition. As a practical matter, Boochm expects no significant operating costs other than professional fees payable to attorneys and accountants. To the extent legal services are performed by shareholder John Brasher, an attorney, he has agreed not to charge Boochm for those services, although any other counsel and all accountants utilized are expected to charge Boochm their customary rates.

     Boochm does not anticipate that funding will be necessary in order to complete a proposed combination, except possibly for fees and costs of Boochm's professional advisers. Accordingly, there are no plans to raise capital to finance any business combination, nor does management believe that any combination candidate will expect cash from Boochm. Boochm hopes to require the candidate companies to deposit with Boochm an advance which Boochm can use to defray professional fees and costs and travel, lodging and other due diligence costs of Boochm's management. Otherwise, management would have to advance such costs out of their own pockets, and there is no assurance they will advance such costs.

     Other routine expenses, such as making required filings with the Securities and Exchange Commission, inevitably will be incurred. In order to pay these, Boochm will be forced to borrow money or prevail upon existing shareholders to contribute additional funds, whether as a loan or investment, to Boochm. It is by no means certain that existing shareholders will want or be financially able to do so. There are no plans to sell additional securities of Boochm to raise capital. Boochm's failure to timely file reports required under the Securities Exchange Act of 1934, as amended, could subject it to fines and penalties and make it less desirable to a potential combination candidate. None of these sources of funds is assured and, if no funds can be raised, Boochm may be effectively unable to pursue its business plan.

     Boochm shareholders and management members who advance money to Boochm to cover operating expenses will expect to reimbursed by the company acquired, prior to or at the time of completing the combination. Boochm has no intention of borrowing money to pay any officer, director or shareholder of Boochm or their affiliates.

YEAR 2000 ISSUES

     Many computers and computer programs in use around the world for purposes of economy contain only two fields for expression of dates and were programmed to assume that all dates entered are for years in the twentieth century beginning with "19" (e.g., 99 means 1999). It is believed that many computers and software programs will crash on commencement of the year 2000, because they will not recognize dates beginning with "20" instead of "19" and that widespread computer crashes will have significant economic effects on governments, companies and individuals. This is known as the "Y2K" problem or the "millennium bug." The extent, severity and duration of the Y2K problem are unknown and impossible to forecast. Moreover, experts disagree on the extent, severity and duration of the Y2K problem, and on the economic losses and other damage that may occur as a result of it.

     Boochm has no operations or revenues, does no business with customers, vendors or suppliers, and has no contracts or material relationships with other companies. Boochm therefore does not anticipate that it will suffer any losses as a result of Y2K issues. However, if general economic problems resulting from Y2K issues are severe and prolonged, demand for blank check companies such as Boochm could be reduced or eliminated for an unknown (and unknowable) period of time. Because Boochm regularly backs up its records and documents maintained on computer, any computer failure should not directly cause Boochm more than a modest inconvenience at worst.

ITEM 3.   DESCRIPTION OF PROPERTY.

     Boochm neither owns nor leases any real estate or other properties. Boochm's offices are located at 6521 W. Calhoun Place, Littleton, Colorado 80123, and are provided at no charge by its President. This arrangement is entirely adequate for Boochm's current needs. Boochm does not have any plans to acquire any properties or lease offices, and management does not anticipate that Boochm will take office space unless and until it has completed a business combination, in which case Boochm's offices almost certainly will be the same as those of the business opportunity acquired.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

BENEFICIAL OWNERSHIP

     The following table sets forth, as of the date of this Registration Statement, the stock ownership of each director and executive officer of Boochm, of all directors and executive officers of Boochm as a group, and of each person known by Boochm to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any option, warrant or other right to acquire additional securities of Boochm, except as may be otherwise noted.

Name and Address                        Amount & Nature
 of Beneficial                           of Beneficial            Percent
     Owner                                 Ownership              of Class
     -----                                 ---------              --------

*J. R. Nelson ........................    335,000 (1)               33.5%
  6521 W. Calhoun Place
  Littleton, Colorado 80123

John Brasher .........................    353,000 (2)               35.3%
  9 Cherrymoor Drive
  Englewood, Colorado 80110

*All directors & officers ............    335,000                   33.5%
  as a group (1 person)

     (1) Mr. Nelson is an officer and director of and owns approximately 40% of the common stock of Nordstrom, Forbes & Lincoln Incorporated, a Colorado corporation ("NFL") which owns 200,000 shares of Boochm common stock. Mr. Nelson claims beneficial ownership as to these shares. However, Mr. Nelson disclaims beneficial ownership as to 10,000 shares held by his wife, D.K. Nelson, and as to 5,000 shares held by his wife for the benefit of their minor child.

     (2) Mr. Brasher claims beneficial ownership of 20,000 shares of common stock owned by Yakima Corp., owned jointly by him and his wife, Lisa
          K. Brasher. Mr. Brasher disclaims ownership of 5,000 shares of common stock held by his wife as trustee of a trust established for their minor children. Mr. Brasher owns approximately 40% of the common stock of NFL but disclaims beneficial ownership of the Boochm shares owned by NFL.

     Despite not having received any compensation and not having otherwise engaged in any transactions involving the acquisition or disposition of assets with Boochm, the current directors and executive officers of Boochm may be deemed to be "promoters" and "founders" of Boochm.

CHANGES in CONTROL

     A change of control of Boochm probably will occur upon consummation of a business combination, which is anticipated to involve significant change in ownership of Boochm and in the membership of the board of directors. The extent of any such change of control in ownership or board composition cannot be predicted at this time.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Directors are elected for one-year terms or until the next annual meeting of shareholders and until their successors are duly elected and qualified. Executive officers (none of whom have an employment or similar contract) continue in office at the pleasure of the Board of Directors. The following table sets forth the name, age, position held and tenure of each director and executive officer:

          Name                  Age          Position Held and Tenure
          ----                  ---          ------------------------

     J. R. Nelson               57           President, Chief Executive Officer,
                                             Director, Chairman of the Board,
                                             since inception

     There are no family relationships among the officers and directors. There is no arrangement or understanding between Boochm (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer, or under which any officer or director will resign at the request of another person, and no officer or director is acting or will act on behalf of or at the direction of any other person. The directors and officers are expected to devote their time to Boochm's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to Boochm. It is anticipated that officers and director will, on the average, devote no more than 15 hours per week to Boochm's affairs.

BIOGRAPHICAL INFORMATION

     J. R. NELSON. Mr. Nelson received a B.A. Degree in Communications with an English minor and additional courses in Psychology. Until 1983 Mr. Nelson was an Officer and Director of J.R. Nelson and Associates, Inc., a technical recruiting company with over 250 employees that he cofounded in 1971. After selling his ownership in 1983, he has since been self-employed as a business consultant. Mr. Nelson is an executive officer and director of Azonic Corporation, a blank check company which recently became effective and will be required to file reports with the SEC.

PRIOR EXPERIENCE with BLANK CHECK COMPANIES

     Mr. Nelson has never been an executive officer or director of a blank check or "blind pool" company which conducted a public offering. Mr. Nelson has, however, been an executive officer and director of several non-reporting blank check companies (those not required to file reports with the SEC), and his experience is detailed below.

1. WILLOW RUN CORPORATION ("WLLO") - Organized 1995 in Wyoming. Mr. Nelson and other shareholders of WLLO sold shares of WLLO amounting to control of WLLO in a private transaction for an aggregate total of $150,000. Otherwise, no officer, director or shareholder of WLLO, nor their respective affiliates, sold any stock or received any compensation or other payments from WLLO or in connection with any acquisition later made. Mr. Nelson was not an officer and director of WLLO following such stock sale. WLLO subsequently changed its name to Action Sports, Inc., and later to United Sports International, Inc.com, and its common stock is quoted on the OTC Bulletin Board under the symbol WSOX and trades sporadically. WLLO is not at this time a reporting company and has not filed a registration statement with the SEC.

2. DIVERSIFIED CAPITAL, INC. ("DIVE") - Organized 1995 in Wyoming. Effective on July 7, 1998, DIVE acquired ATC Group LLC, a Maryland limited liability company, by merger. In the merger, DIVE issued to the members of ATC Group LLC a total of 6,200,000 common and 2,066,667 preferred shares. DIVE changed its name to ATC Group Inc. and then to its current name, TEK DigiTel Corporation, and its common stock is quoted on the OTC Bulletin Board under the symbol TEKI and is actively traded. DIVE is not at this time a reporting company and has not filed a registration statement with the SEC. Mr. Nelson was not an officer or director of DIVE following consummation of the merger. Neither Mr. Nelson nor any other officer, director or shareholder of DIVE, nor their respective affiliates, sold any stock or received any compensation or other payments in connection with the acquisition of ATC Group LLC.

3. PROPAINT SYSTEMS, INC. ("PROP") - Organized 1995 in Nevada. Effective on June 26, 1998, PROP acquired APC Telecom Inc., a federally chartered Canadian company, in a stock-for-stock exchange. In the exchange, PROP issued to the shareholders of APC Telecom Inc. a total of 5,000,000 common and 5,000,000 preferred shares. PROP subsequently changed its name to APC Telecommunications, Inc. and later to its current name, Innofone.com Incorporated, and its common stock is quoted on the OTC "pink sheets" under the symbol INNF and trades sporadically. PROP is not at this time a reporting company and has not filed a registration statement with the SEC. Mr. Nelson was not an officer or director of PROP following consummation of the exchange. Neither Mr. Nelson nor any other officer, director or shareholder of PROP, nor their respective affiliates, sold any stock or received any compensation or other payments in connection with the acquisition of APC Telecom Inc.

4. BLAZOON SYSTEMS, INC. ("BLZO") - Organized 1996 in Colorado. Effective on February 26, 1999, BLZO acquired Diverse Capital Corp., a Florida corporation, in a stock-for-stock exchange. In the exchange, BLZO issued to the shareholders of Diverse Capital Corp. a total 1,235,000 common and 625,000 preferred shares. BLZO subsequently reincorporated to the State of Nevada and changed its name to USA Digital, Inc., and its common stock is quoted on the OTC Bulletin Board under the symbol UDIG. BLZO is subject to the reporting requirements of the Securities and Exchange Act of 1934. Mr. Nelson was not an officer or director of BLZO following consummation of the exchange. Neither Mr. Nelson nor any other officer, director or shareholder of BLZO, nor their respective affiliates, sold any stock or received any compensation or other payments in connection with the acquisition made by BLZO.

5. BORAXX TECHNOLOGIES, INCORPORATED ("BORX") - Organized 1996 in Colorado. Mr. Nelson and another shareholder of BORX sold shares of BORX amounting to control of BORX in a private transaction for an aggregate total of $25,000 in cash. Otherwise, no officer, director or shareholder of BORX, nor their respective affiliates, sold any stock or received any compensation or other payments in connection with any acquisition made. Mr. Nelson was an officer and director of BORX for a few weeks following such stock sale and then resigned those offices. BORX subsequently changed its name to QUAD X Sports.com, Inc., and its common stock is quoted on the OTC "pink sheets" under the symbol QXXX and trades sporadically. BORX has filed a registraton statement on Form 10-SB with the SEC.

POTENTIAL CONFLICTS of INTEREST

     The Company's Officer and Director is affiliated with other blank check companies having a similar business plan to that of Boochm ("Affiliated Companies") which may compete directly or indirectly with Boochm. Boochm has not identified a specific business area, industry or industry segment in which it will seek combination candidates. Boochm has made a determination that it will not concentrate its search for combination candidates in any particular business, industry or industry segment, since any such determination is potentially limiting and confers no advantage to Boochm or its shareholders. Certain specific conflicts of interest may include those discussed below.

     1. The interests of any Affiliated Companies from time to time may be inconsistent in some respects with the interests of Boochm. The nature of these conflicts of interest may vary. There may be circumstances in which an Affiliated Company may take advantage of an opportunity that might be suitable for Boochm. Although there can be no assurance that conflicts of interest will not arise or that resolutions of any such conflicts will be made in a manner most favorable to Boochm and its shareholders, the officers and directors of Boochm have a fiduciary responsibility to Boochm and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for Boochm and its shareholders.

     2. The officers and directors of Boochm serve as officers or directors of one or more Affiliated Companies and may serve as officers and directors of other Affiliated Companies in the future. Boochm's officers and directors are required to devote only so much of their time to Boochm's affairs as they deem appropriate, in their sole discretion. As a result, Boochm's officers and directors may have conflicts of interest in allocating their management time, services, and functions among Boochm and any current and future Affiliated Companies which they may serve, as well as any other business ventures in which they are now or may later become involved.

     3. The Affiliated Companies may compete directly or indirectly with that of Boochm for the acquisition of available, desirable combination candidates. There may be factors unique to Boochm or an Affiliated Company which respectively makes it more or less desirable to a potential combination candidate, such as age of the company, name, capitalization, state of incorporation, contents of the articles of incorporation, etc. However, any such direct conflicts are not expected to be resolved through arm's-length negotiation, but rather in the discretion of management. While any such resolution will be made with due regard to the fiduciary duty owed to Boochm and its shareholders, there can be no assurance that all potential conflicts can be resolved in a manner most favorable to Boochm as if no conflicts existed. Members of Boochm's management who also are members of management of another Affiliated Company will also owe the same fiduciary duty to the shareholders of the other Affiliated Company.

     4. Certain conflicts of interest exist and will continue to exist between Boochm and its officers and directors due to the fact that each has other employment or business interests to which he devotes his primary attention. Each officer and director is expected to continue to do so in order to make a living, notwithstanding the fact that management time should be devoted to Boochm's affairs. Boochm has not established policies or procedures for the resolution of current or potential conflicts of interest between Boochm and its management.

     As a practical matter, such potential conflicts could be alleviated only if the Affiliated Companies either are not seeking a combination candidate at the same time as the Company, have already identified a combination candidate, are seeking a combination candidate in a specifically identified business area, or are seeking a combination candidate that would not otherwise meet Boochm's selection criteria. It is likely, however, that the combination criteria of Boochm and any Affiliated Companies will be substantially identical. Ultimately, Boochm's shareholders ultimately must rely on the fiduciary responsibility owed to them by Boochm's officers and directors.

     There can be no assurance that members of management will resolve all conflicts of interest in Boochm's favor. The officers and directors are accountable to Boochm and its shareholders as fiduciaries, which means that they are legally obligated to exercise good faith and integrity in handling Boochm's affairs and in their dealings with Boochm. Failure by them to conduct Boochm's business in its best interests may result in liability to them. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors to Boochm should consult their counsel.

INDEMNIFICATION of DIRECTORS and OFFICERS

     See discussion under Part II, ITEM 5 below.

EXCLUSION of DIRECTOR LIABILITY

     Pursuant to the Colorado Business Corporation Act, Boochm's Certificate of Incorporation, as amended, excludes personal liability on the part of its directors to Boochm for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for improper payment of dividends. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

ITEM 6.   EXECUTIVE COMPENSATION.

CASH and OTHER COMPENSATION

     Since inception of Boochm and through the date of this Registration Statement, no director or executive officer has received cash or cash equivalent compensation from Boochm. Boochm has no other agreement or understanding, express or implied, with any director or executive officer concerning employment or cash or other compensation for services. Boochm will undoubtedly pay compensation to officers and other employees should it succeed in acquiring a business and funds exist for compensation.

COMPENSATION PURSUANT to PLANS

     Since inception of Boochm and through the date of this Registration Statement, no director or executive officer has received compensation from Boochm pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan of Boochm, although Boochm anticipates that it will compensate its officers and directors for services to Boochm with stock or options to purchase stock, in lieu of cash.

     Boochm currently has in place an employee stock compensation plan and compensatory stock option plan. Boochm has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange Commission. There are no other compensatory or benefit plans, such as retirement or pension plans, in effect or anticipated to be adopted, although other plans may be adopted by new management following completion of a business combination.

EMPLOYEE STOCK COMPENSATION PLAN

     Boochm has adopted the 1998 Employee Stock Compensation Plan for employees, officers, directors of Boochm and advisors to Boochm (the "ESC Plan"). Boochm has reserved a maximum of 1,000,000 Common Shares to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and Boochm will recognize a compensating deduction for compensation expense at such time. The ESC Plan will be administered by the Board of Directors or a committee of directors. No shares have been awarded or currently are anticipated to be awarded under the ESC Plan.

COMPENSATORY STOCK OPTION PLAN

     Boochm has adopted the 1998 Compensatory Stock Option Plan for officers, employees, directors and advisors (the "CSO Plan"). Boochm has reserved a maximum of 1,500,000 Common Shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. However, optionees will realize income at the time of exercising an option to the extent the market price of the common stock at that time exceeds the option exercise price, and Boochm must recognize a compensation expense in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors or a committee of directors. No options have been granted or currently are anticipated to granted under the CSO Plan.

EMPLOYMENT CONTRACTS

     No person has entered into any employment or similar contract with Boochm. It is not anticipated that Boochm will enter into any employment or similar contract unless in conjunction with or following completion of a business combination.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Boochm is not indebted to any officer, director, promoter or control person. Boochm has no understanding with its officers, directors or shareholders, pursuant to which such persons are required to contribute capital to Boochm, loan money or otherwise provide funds to Boochm, although management expects that one or more of such persons may make funds available to Boochm in the event of need to cover operating expenses.

     There were no transactions, or series of transactions, for the years ended December 31, 1998 or December 31, 1999 nor are there any currently proposed transactions, or series of transactions, to which Boochm is a party, in which the amount exceeds $60,000, and in which to the knowledge of Boochm any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, have or will have any direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of Boochm consists of 50,000,000 shares of Common Stock, without par value, and 10,000,000 shares of Preferred Stock, without par value.

COMMON STOCK

     At December 31, 1999, there were 1,000,000 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held. Boochm's Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholder's meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common Stock have the power to elect all directors if they wish and, as a practical matter, to control Boochm. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     Boochm's bylaws provide for a board of one director, all of whom are elected for one-year terms at the annual meeting of shareholders. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of shareholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or shareholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of Boochm, holders of Common Stock are entitled to share ratably in Boochm's assets legally available for distribution to its shareholders after payment of liquidation preference and outstanding redemption rights (if any) on any Preferred Stock outstanding and are not subject to further calls or assessments.

PREFERRED STOCK

     Although no shares of Preferred Stock are being registered in this Registration Statement or have previously been registered under the Exchange Act, this discussion is included to enhance the reader's understanding of Boochm. No Preferred Shares are issued or outstanding, and Boochm has no plans to issue any Preferred Shares. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the voting powers, conversion rights, other special rights and qualifications, limitations and restrictions of each series, without any further vote or action by the shareholders. It is not possible to state the actual effect of the authorization of any Preferred Stock upon the rights of holders of the Common Stock, until the Board of Directors determines the specific rights of the holders of the Preferred Stock. However, the Preferred Stock may have adverse effects upon the holders of the Common Stock, including (i) restrictions on dividends on the Common Stock if dividends on the Preferred Stock have not been paid, (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, (iii) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock, or (iv) the Common Stock not being entitled to share in Boochm's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Boochm does not currently anticipate that it will issue Preferred Stock in connection with any business combination, but issuance for this purpose is a possibility. Boochm has not authorized such number of Preferred Shares for anti-takeover or similar purposes.

ANNUAL REPORTS

     Boochm will furnish its shareholders with annual reports containing financial statements of Boochm as examined and reported upon by independent public accountants. Boochm will distribute other reports as determined by the Board of Directors.

TRANSFER AGENT

     Boochm has not appointed a transfer agent or registrar for its Common Shares and, in order to minimize expenses, does not expect to do so unless and until it appears that its Common Shares will commence to trade.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

PRICE RANGE of the COMMON STOCK

     The common stock of Boochm is the subject of an unpriced quotation (meaning quoted "name only" without bid or asked prices posted) in the National Quotation Bureau's so-called "pink sheets." The common stock has not traded to management's knowledge, and any trading in the common stock at this time would occur in the over-the-counter market. No active trading market is expected to arise (if one ever arises), unless and until Boochm successfully completes a business combination. No shareholder has entered into a lock-up or similar agreement as to his common shares.

DIVIDENDS

     Boochm has not declared or paid any dividends on its Common Stock to date. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that Boochm will declare or pay any such dividends in the foreseeable future.

PUBLIC MARKET for the COMMON SHARES

     There currently is no public market for Boochm's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Unless and until Boochm's common shares are quoted on the NASDAQ system or listed on a national securities exchange, it is likely that the common shares will be defined as "penny stocks" under the Exchange Act and SEC rules thereunder. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell penny stocks to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. So long as Boochm's common shares are considered "penny stocks", many brokers will be reluctant or will refuse to effect transactions in Boochm's shares, and many lending institutions will not permit the use of penny stocks as collateral for any loans.

RULE 144 RESALES

     Boochm has 1,000,000 common shares issued and outstanding, of which approximately 57,000 shares are unrestricted and may be freely traded in the securities markets. There are in addition approximately 943,000 common shares which have been issued and outstanding, and fully paid, for more than two years which could be resold pursuant to Rule 144 under the Securities Act of 1933, as amended, subject to the volume limitations, public information requirements and other provisions of that rule. Rule 144 provides that a person who acquired securities in a private placement transaction and has beneficially owned those securities, fully paid, for a period of at least one year may under certain conditions sell every three months, in brokerage transactions, a number of shares that does not exceed one percent (1%) of the issuer's outstanding common stock. For issuers whose shares are listed on a stock exchange or NASDAQ, a shareholder may alternatively sell a number of shares that does not exceed the average weekly trading volume during the four calendar weeks prior to his or her sale.

     However, if a person has beneficially owned securities for a period of two years and has not been an affiliate (control person) of the issuer for the preceding three-month period, the person may request that all restrictive legends affecting the securities be removed, and there is no limit on the number of shares that the non-affiliate may then sell. The sale of a substantial number of shares of Boochm under Rule 144 or under any other exemption from the Act could have a depressive effect upon the price of Boochm's common shares in any market that may develop. Under current SEC rules, no Boochm common shares may be resold in reliance upon Rule 144 during the ninety (90)-day period following effectiveness of this Registration Statement.

ITEM 2.   LEGAL PROCEEDINGS.

     There are no legal proceedings which are pending or have been threatened against Boochm or any officer, director or control person of which management is aware.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     The following sets forth certain information with respect to all common stock of Boochm and its predecessor sold during the three-year period prior to the filing of this Registration Statement.

     Not applicable

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Colorado law, Boochm's Certificate of Incorporation, as amended, provides that Boochm will indemnify its officers and directors against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of Boochm unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Boochm may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if Boochm is so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Boochm pursuant to the foregoing provisions, Boochm has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. Furthermore, it should be noted that a successful indemnification of any officer or director could deplete the assets of Boochm.

                                    PART F/S
     AUDITED FINANCIAL STATEMENTS.

     Independent Auditors' Report ...................................   F-1

     Balance Sheet as of March 31, 1999 .............................   F-2

     Statements of Operations for the year ended March 31, 1999
     and from May 1, 1996 (inception) to March 31, 1999 .............   F-3

     Statement of Stockholders' Equity for the period from
     May 1, 1996 (inception) to March 31, 1999 ......................   F-4

     Statements of Cash Flows for the year ended March 31, 1999
     and from May 1, 1996 (inception) to March 31, 1999 .............   F-5

     Notes to Financial Statements ..................................   F-6

     INTERIM UNAUDITED FINANCIAL STATEMENTS.

     Balance Sheet as of December 31, 1999 ..........................   F-8

     Statement of Operations for the nine months ended
      December 31, 1999 and for the period from May 1, 1996
      (inception) to December 31, 1999 ..............................   F-9

     Statement of Changes in Stockholders' Equity for the
      period from May 1, 1996 (inception) to December 31, 1999 ......   F-10

     Statement of Cash Flows for the nine months ended
      December 31, 1999 and for the period from May 1, 1996
      (inception) to December 31, 1999 ..............................   F-11

     Notes to Interim Financial Statements ..........................   F-12

                          Independent Auditors' Report
                          ----------------------------


Stockholders
Boochm Systems, Incorporated


We have audited the accompanying balance sheet of Boochm Systems, Incorporated (a development stage company) as of March 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended and the period from May 1, 1996 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Boochm Systems, Incorporated (a development stage company), as of March 31, 1999, and the results of its operations and cash flows for the year then ended, and the period from May 1, 1996 (inception) to March 31, 1999 in conformity with generally accepted accounting principles.




                       /s/ LEVINE, HUGHES & MITHUEN, INC.




Englewood, Colorado
December 10, 1999

                          Boochm Systems, Incorporated
                          (a Development Stage Company)
                                  Balance Sheet
                                 March 31, 1999



                                     Assets                               1999
                                     ------                               ----


Current Assets:                                                         $   --

Plant, Property and Equipment:                                              --

Other Assets:                                                               --
                                                                        -------

                                                                        $   --
                                                                        =======


                      Liabilities and Stockholders' Equity
                      ------------------------------------


Current Liabilities:                                                    $   --

Stockholders' Equity:
     Preferred Stock: no par value, 10,000,000 shares authorized
     and no shares issued or outstanding                                    --

     Common Stock: no par value, 50,000,000 shares authorized and
     1,000,000 shares issued and outstanding                                 50

     Accumulated deficit during the development stage                       (50)
                                                                        -------

     Total stockholders' equity                                             --
                                                                        -------

                                                                        $   --
                                                                        =======

        See accountants' audit report and notes to financial statements.

                          Boochm Systems, Incorporated
                          (a Development Stage Company)
                            Statements of Operations
                    For the Year Ended March 31, 1999 and the
            Period May 1, 1996 (Date of Inception), to March 31, 1999



                                                  Year Ended       May 1, 1996
                                                   March 31,      (Inception) to
                                                     1999         March 31, 1999
                                                 -----------       -----------
Revenues:                                        $      --         $      --

Costs and Expenses:
     Amortization                                        (31)              (50)
                                                 -----------       -----------

Loss from operations:                            $       (31)      $       (50)
                                                 ===========       ===========



Loss per common share                            $      --         $      --
                                                 ===========       ===========

Weighted average shares outstanding                1,000,000         1,000,000
                                                 ===========       ===========










        See accountants' audit report and notes to financial statements.

                          Boochm Systems, Incorporated
                          (a Development Stage Company)
                       Statements of Stockholders' Equity
         Period from May 1, 1996 (Date of Inception), to March 31, 1999



                                                      Accumulated
                                                        Deficit       Total
                                    Common Stock         from      Stockholders'
                                 Shares       Amount   Inception      Equity
                                ---------   ---------   ---------    ---------


Balance at May 1, 1996               --     $    --     $    --      $    --

Issuance of common stock
     for costs and services     1,000,000          50        --             50

Net loss                             --          --            (9)          (9)
                                ---------   ---------   ---------    ---------

Balance at March 31, 1997       1,000,000          50          (9)          41

Net loss                             --          --           (10)         (10)
                                ---------   ---------   ---------    ---------

Balance at March 31, 1998       1,000,000        --           (19)          31

Net loss                             --          --           (31)         (31)
                                ---------   ---------   ---------    ---------

Balance at March 31, 1999       1,000,000   $      50   $     (50)   $    --
                                =========   =========   =========    =========











        See accountants' audit report and notes to financial statements.

                          Boochm Systems, Incorporated
                          (a Development Stage Company)
                            Statements of Cash Flows
                    For the Year Ended March 31, 1999 and the
            Period May 1, 1996 (Date of Inception), to March 31, 1999



                                                    Year Ended     May 1, 1996
                                                     March 31,   (Inception) to
                                                       1999      March 31, 1999
                                                       ----      --------------
Cash flows from operating activities:
Net loss                                            $    (31)       $    (50)
Adjustments to reconcile net loss to net cash
     provided by operating activities
         Amortization                                     31              50
                                                    --------        --------

     Net cash used by operating activities:         $   --          $   --
                                                    --------        --------

Cash flows from investing activities:                   --              --
                                                    --------        --------

Cash flows from financing activities:                   --              --
                                                    --------        --------

     Net change in cash                                 --              --

Cash at beginning of period                             --              --
                                                    --------        --------

Cash at end of period                               $   --          $   --
                                                    ========        ========


Supplemental disclosures:
     Noncash investing and financing activities:
         Common stock issued for organization costs
              and services                          $   --          $     50
                                                    ========        ========




        See accountants' audit report and notes to financial statements.

                          Boochm Systems, Incorporated
                          (a Development Stage Company)
                          Notes fo Financial Statements


(1)  Summary of Significant Accounting Policies

     Organization and Nature of Operations

     The financial statements presented are those of Boochm Systems, Incorporated. The Company is a development stage company with no operations. The Company is a "blank check" company which intends to enter into a business combination with one or more as yet unidentified privately held businesses. Its principal executive offices are located at 6521 West Calhoun Place, Littleton, Colorado 80123.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income Taxes

     The Company provides for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Loss Per Common Share

     Loss per common share is computed using the weighted average number of common shares outstanding during each period.

     Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less cash equivalents.

                          Boochm Systems, Incorporated
                          (a Development Stage Company)
                          Notes to Financial Statements

     Comprehensive Income

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 Reporting Comprehensive Income, effective April 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. SFAS No. 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has no items of comprehensive income at March 31, 1999.

(2)  Income Taxes

     As of March 31, 1999 the Company had net operating loss carryforwards of $50, which expire in varying amounts from 2012 to 2014. Generally, these operating losses are available to offset future federal and state taxable income.

(3)  Related Party Transactions

     The Company's corporate offices are located in the personal residence of a stockholder and board member on a rent-free basis.

(4)  Stockholders' Equity

     Capital Structure:

     The Company was originally incorporated under Colorado law on May 1, 1996, under the name of Grand Canyon Ventures Four, Incorporated. The Company authorized 20 million shares of no par value common stock and 5 million shares of no par value preferred stock. In June 1998, the Company amended its Articles of Incorporation and changed its name to Boochm Systems, Incorporated and amended the authorized shares of capital stock to 50 million shares of no par value common stock and 10 million shares of no par value preferred stock.

     Preferred Stock:

     No shares of the Company's preferred stock have been issued as of March 31, 1999. Dividends, voting rights and other terms, rights and preferences have not been designated. The Company's board of directors may establish these provisions from time to time.

     Common Stock:

     The Company issued 1 million shares of common stock at $.00005 per share in exchange for services performed and costs advanced to organize the Company.

                          BOOCHM SYSTEMS, INCORPORATED
                          (A Development Stage Company)

                                 BALANCE SHEETS
                                     ASSETS

                                                    (Unaudited)  (Audited)
                                                       Dec 31     Mar 31
                                                        1999       1999
                                                        ----       ----

Current Assets:                                         $ -0-      $ -0-


Plant, Property and Equipment:                            -0-        -0-

Other Assets:
     Organization costs - net-                            -0-        -0-
                                                        -----      -----

TOTAL ASSETS                                            $ -0-      $ -0-
                                                        =====      =====



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:                                    $ -0-      $ -0-

Stockholders' Equity:
  Preferred Stock: No par value:
  10,000,000 shares authorized; none issued               -0-        -0-

Common Stock: No par value;
50,000,000 shares authorized;
1,000,000 shares outstanding                               50         50

Deficit accumulated during
The development stage                                     (50)       (50)
                                                        -----      -----

    Total Stockholders' Equity                            -0-        -0-
                                                        -----      -----

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
                                                        $ -0-      $ -0-
                                                        =====      =====

                          BOOCHM SYSTEMS, INCORPORATED
                          (A Development Stage Company)



                             STATEMENT OF OPERATIONS
                            For the Periods as Noted




                                   (Unaudited)       (Audited)      May 1, 1996
                                    9 Months            Year      (Inception) to
                                      Ended            Ended          Dec 31,
                                    12-31-99          3-31-99          1999
                                   -----------      -----------     -----------

Revenues:                          $       -0-      $       -0-     $       -0-

Costs and Expenses:
  Amortization                             -0-               31              50
                                   -----------      -----------     -----------

Net (Loss) from Operations                 -0-              (31)            (50)

Other Income (Expense)                     -0-              -0-             -0-
                                   -----------      -----------     -----------

Net (Loss) for the Period          $       -0-      $       (31)    $       (50)
                                   ===========      ===========     ===========


(Loss) per common share            $      (.00)     $      (.00)
                                   ===========      ===========

Weighted Average
Shares Outstanding                   1,000,000        1,000,000
                                   ===========      ===========

                          BOOCHM SYSTEMS, INCORPORATED
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period May 1, 1996 (Inception) to December 31, 1999


                                                                       Deficit
                                              Common Stock           Accumulated
                                        -------------------------       from
                                         Shares           Amount      Inception
                                         ------           ------      ---------

Balances May 1, 1996                          -0-       $     -0-       $-0-

Common stock issued
For services & costs                    1,000,000              50

Net Loss 3-31-97                              -0-             -0-         (9)
                                        ---------       ---------       ----

Balance 3-31-97                         1,000,000              50         (9)

Net loss 3-31-98                              -0-             -0-        (10)
                                        ---------       ---------       ----

Balance 3-31-98                         1,000,000              50        (19)

Net loss 3-31-99                              -0-             -0-        (31)
                                        ---------       ---------       ----

Balance 3-31-99                         1,000,000              50        (50)

Net loss for Nine Months
Ended 12-31-99                                -0-             -0-        -0-
                                        ---------       ---------       ----
Balance 12-31-99                        1,000,000       $      50       $(50)
                                        =========       =========       ====

                          BOOCHM SYSTEMS, INCORPORATED
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                            For the Periods as Noted



                                         9 Months       Year
                                          Ended         Ended       May 1, 1996
                                         12-31-99      3-31-99    (Inception) to
                                        Unaudited      Audited     Dec 31, 1999
                                        ---------      -------     ------------

Cash Flows from
     Operating Activities                $ -0-          $ -0-          $ -0-

Cash Flows from
     Investing Activities                  -0-            -0-            -0-

Cash Flows from
     Financing Activities                  -0-            -0-            -0-
                                         -----          -----          -----

Net Increase (Decrease)                    -0-            -0-            -0-

Beginning Cash Balance                     -0-            -0-            -0-
                                         -----          -----          -----

Cash Balance - End of Period             $ -0-          $ -0-          $ -0-
                                         =====          =====          =====


Supplemental disclosure of noncash investing and financing activities:

Common Stock issued for
Organizational costs                     $ -0-          $ -0-          $  50
                                         =====          =====          =====

                          BOOCHM SYSTEMS, INCORPORATED
                          (A Development Stage Company)

                  NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
                                December 31, 1999


NOTE 1: THE COMPANY
-------------------
Organization and Nature of Operations - The financial statements presented are those of Boochm Systems, Incorporated. The Company is a development stage company with no operations. The Company is a "blank check" company which intends to enter into a business combination with one or more as yet unidentified privately held businesses. Its principal executive offices are located at 6521
W. Calhoun Place, Littleton, Colorado 80123.

Condensed Financial Statements - The financial statements dated 12-31-99 included herein have been prepared by Boochm Systems, Incorporated (the "Company") without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading. While management believes the procedures followed in preparing these financial statements are reasonable, the accuracy of the amounts are, in some respects, dependent upon the facts that will exist, and procedures that will be accomplished by the Company in the future.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

-------------------------------
Income Taxes - The Company provides for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss per Common Share - Loss per common share is computed using the weighted average number of common shares outstanding during each period.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less cash equivalents.

Comprehensive Income - The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 Reporting Comprehensive Income, effective April 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. SFAS No. 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has no items of comprehensive income at December 31, 1999.

NOTE 2: INCOME TAXES
--------------------
As of December 31, 1999 the Company had net operating loss carryforwards of $50, which expire in varying amounts from 2012 to 2014. Generally, these operating losses are available to offset future federal and state taxable income.

NOTE 3: RELATED PARTY TRANSACTIONS
----------------------------------
The Company's corporate offices are located in the personal residence of a stockholder and board member on a rent-free basis.

NOTE 4: STOCKHOLDERS' EQUITY
----------------------------
Capital Structure - The Company was originally incorporated under Colorado law on May 1, 1996, under the name of Grand Canyon Ventures Four, Incorporated. The Company authorized 20 million shares of no par value common stock and 5 million shares of no par value preferred stock. In June 1998, the Company amended its Articles of Incorporation and changed its name to Boochm Systems, Incorporated and amended the authorized shares of capital stock to 50 million shares of no par value common stock and 10 million shares of no par value preferred stock.

Preferred Stock - No shares of the Company's preferred stock have been issued as of December 31, 1999. Dividends, voting rights and other terms, rights and preferences have not been designated. The Company's board of directors may establish these provisions from time to time.

Common Stock - The Company issued 1 million shares of common stock at $.00005 per share in exchange for services performed and costs advanced to organize the Company.

                                    PART III

ITEM 1.   LIST OF EXHIBITS.

     The following exhibits are either filed with this registration statement or have previously been filed with the SEC and are incorporated by reference to another report, registration statement or form. As to any shareholder of record requesting a paper copy of this registration statement, Boochm will furnish any exhibit indicated in the list below as filed with this report upon payment to Boochm of its expenses in furnishing the information.


      3.1 Articles of Incorporation of Grand Canyon Ventures Four, Incorporated, as filed with the Colorado Secretary of
           State on May 1, 1996 ............................................  1

      3.2 Amendment to the Articles of Incorporation of Grand Canyon Ventures Four, Incorporated, as filed with the Colorado
           Secretary of State on June 23, 1999, changing the corporate name to "Boochm Systems, Incorporated"...........................  1

      3.3  Bylaws of Boochm Corporation ....................................  1

      4.1  Specimen common stock certificate ...............................  1

     10.1  1998 Compensatory Stock Option Plan of Boochm ...................  1

     10.2  1998 Employee Stock Compensation Plan of Boochm .................  1

           1 - Filed herewith as an exhibit.
           2 - Incorporated by reference to another registration statement, report or document.


                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 31, 1999
                                            BOOCHM SYSTEMS, INCORPORATED




                                            By /s/ J.R. Nelson
                                            ------------------
                                            J. R. Nelson, President and
                                              Chief Executive Officer


                                       22